中华人民共和国
广东省深圳前海合作区人民法院
民事裁定书

(2022)粤0391民初4737号

原告：南太集团有限公司（Nam Tai Group Limited），注册办事处地址PO Box 309,Ugland House,Grand Cayman,KY1-1104,Cayman Islands,公司注册号MC126293。

代表人：Steven Parker。

委托诉讼代理人：罗志强，北京市环球（深圳）律师事务所律师。

委托诉讼代理人：陈创，北京市环球（深圳）律师事务所律师。

被告：王家标，男，汉族，1983年9月22日出生，住址：深圳市南山区前海路1085号鼎太风华社区六期11座606。

被告：张瑜，女，汉族，1980年5月14日出生，住址：广东省深圳市福田金润大厦23A。

二被告共同委托诉讼代理人：黄兰芳，国浩（深圳）律师事务所律师。

二被告共同委托诉讼代理人：薛义忠，国浩（深圳）律师事务所律师。

第三人：南太投资（深圳）有限公司，住所地广东省深圳市

宝安区西乡街道固戍社区南太路2号南太工业园。

法定代表人：王家标。

第三人：郁春华，男，1982年3月3日出生，汉族，住北京市朝阳区广渠门外大街5号院60号楼2205号。

原告南太集团有限公司与被告王家标、张瑜、第三人南太投资（深圳）有限公司、郁春华损害公司利益责任纠纷一案，原告南太集团有限公司向本院提出保全申请，认为被告王家标、张瑜在被罢免职务后，仍非法把持和控制南太投资（深圳）有限公司的印章和证照，并实施了非法转移资产等一系列损害南太投资（深圳）有限公司利益的行为，请求法院裁定：1.在本案诉讼期间，王家标和张瑜不得使用南太投资的公司印章（包括公司公章、财务专用章、合同专用章、法定代表人章、发票章）和公司证照（包括营业执照正副本、组织机构代码证、税务登记证）；2.在本案的诉讼期间，王家标、张瑜将南太投资的公司印章（包括公司公章、财务专用章、合同专用章、法定代表人章、发票章）和公司证照（包括营业执照正副本、组织机构代码证、税务登记证）暂交由南太集团任命的郁春华先生保管并使用。原告南太集团有限公司以中国平安财产保险股份有限公司深圳分公司出具保函为本次保全提供担保。

本院经审查认为，民事诉讼中，对于可能因当事人一方的行为或者其他原因，使判决难以执行或者造成当事人其他损害的，对方当事人可以向人民法院提出申请，请求人民法院责令其作出一定行为或者禁止其作出一定行为。本案中，原告提起的第一项保全请求，即禁止被告王家标、张瑜在本案诉讼期间使用南太投资

（深圳）有限公司印章、证照，符合法律规定，本院予以准许。对于原告提起的第二项保全请求，缺乏法律依据，本院不予准许。

综上，依照《中华人民共和国民事诉讼法》第一百零三条之规定，裁定如下：

一、禁止被告王家标、张瑜在本案诉讼期间使用南太投资（深圳）有限公司的公司印章（包括公司公章、财务专用章、合同专用章、法定代表人章、发票章）和公司证照（包括营业执照正副本、组织机构代码证、税务登记证）；

二、驳回原告南太集团有限公司的其他保全申请。

本裁定立即开始执行。

如不服本裁定，可以自收到裁定书之日起五日内向本院申请复议一次。复议期间不停止裁定的执行。

审　判　长　刘一瑶
审　判　员　王　虎
审　判　员　陈雅凌

深圳前海合作区人民法院

本件与原本核对无异

二〇二二年七月五日

书　记　员　吴爱枝